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FORM 12b-25	SEC FILE NUMBER
1-10113

CUSIP NUMBER
NOTIFICATION OF LATE FILING	00509L 802

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K [√] Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Acura Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

616 N. North Court
Address of Principal Executive Office (Street and Number)

Palatine, IL 60067-8121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[√]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 will not be filed within the prescribed time period because of the Company’s liquidity including the Company’s ability to meet day-to-day operation obligations. We continue to work on finding funding solutions and are dependent on the receipt of loans from Abuse Deterrent Pharma, LLC, which are used to meet day-to-day operation obligations, although no assurance can be made that the receipt of such loans will continue or be sufficient to meet long-term day-to-day operation obligations. We have not filed our Annual Reports for the year ended December 31, 2022, December 31, 2023, December 31, 2024 and December 31 2025. We have not filed our Quarterly Reports for any of the quarterly periods in our fiscal year of 2022, 2023, 2024, 2025 as well as for the quarterly period ended March 31, 2026. We have halted our public accounting firm’s review services on each of our 2022 and 2023 quarterly results and their audit services on our 2022 and 2023 annual results, pending finding funding solutions and/or the receipt of loans from Abuse Deterrent Pharma, LLC; which may meet day-to-day operation obligations on a longer term basis. We have not engaged the independent registered public accounting firm for their review and audit services on our quarterly and annual results for 2024, 2025 or 2026. We cannot provide nor can any assurance can be given that the Company will be successful in filing any of the above mentioned reports or securing any funding solutions. The Company assumes no duty to update the status of the annual audits or quarterly reviews until the Annual Reports and the Quarterly Reports are filed with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert A. Seiser	847	705-7709
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ NO [√]
The Quarterly Reports for each of the quarterly periods during 2025, 2024, 2023 and 2022, as well as the Quarterly Report for the quarterly periods ending March 31, 2026 and June 30, 2026, have not been filed. The Annual Report for the annual periods ended December 31, 2025, 2024, 2023 and 2022 have not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ NO [√]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Acura Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 26, 2026	By:	/s/ Robert A. Seiser, Senior VP & CFO